July 22, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Theragenics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 8-K filed June 2, 2009
File No. 001-14339

Dear Mr. Vaughn:

We offer the following information in response to the comments and questions raised in your letter dated July 9, 2009 related to our above referenced filing.  Our responses are keyed to your comments.

Form 10-K for the year ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-3

Operating income (loss) and costs and expenses, page II-5

1.
We note your response to prior comment 4.  We do not see where you have discussed the material limitations associated with the use of operating income, excluding special items or how management compensates for those limitations.  Please revise future filings to comply.

Response

We will revise future filings to also discuss the material limitations associated with the use of operating income, excluding special items or how management compensates for those limitations.

Goodwill and other intangible assets, page II-10

2.
We note your responses to prior comments 6 through 8.  Further we note that you do not believe that disclosure of specific assumptions in your future filings would be meaningful since your entire goodwill balance has been written off at December 31, 2008.  Given the significance of the goodwill impairment charge and the fact this charge will affect the comparability of your financial statements it is unclear as to why this disclosure would not be meaningful in your future filings.  Accordingly, please revise future filings to discuss the methodologies and any significant assumptions you used in calculating your goodwill impairment.

Response

We will revise future filings to discuss the methodologies and any significant assumptions we used in calculating our goodwill impairment.

U.S. Securities and Exchange Commission
July 22, 2009

Item 11.  Executive Compensation, page III-1

3.
 It appears from your response to prior comment 10 that a portion of the goals applicable to your short-term incentive program relate to financial targets for a fiscal period that has already been completed, including the revenue, profitability and EBITDA goals you mention.  Please expand your analysis for why you believe disclosing the historical financial performance goals applicable to your short-term incentive program will result in competitive harm to you.  For example, please:

●
Clarify how disclosing performance target levels for a past year would “reveal specific information about |your| current and future goals, anticipated corporate actions and resource allocation, |and| give |your| competitors insight into |your| efforts to exploit identified opportunities.”  For instance, explain why a past year’s performance targets would necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these goals or different goals altogether; and

●
Explain in more detail how “|disclosure of this information is tantamount to disclosure of |your| strategies to execute |your| strategic plan and could compromise |your| ability to compete successfully.”  How would a competitor’s comparison of these business goals as reflected in the performance targets enable it to draw a specific conclusion with respect to your strategic activities in future years?  Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?

Response

Especially because we are a smaller company, disclosure of prior year performance targets would allow competitors to forecast our business strategy to future periods and subject us to competitive harm. We have multi-year strategies with annual milestones reflected  in performance targets that would be jeopardized by disclosure of historical financial targets.  For example, we began a strategy of diversification and growth by acquisition in 2005 with our acquisition of C.P. Medical Corp., and further diversification remains a key part of our strategic vision.  At any given time, we may be engaged in various stages of the acquisition process.  Similarly, we have a variety of significant research and development efforts underway.  We could be in various stages of the research, development, testing and marketing process for a number of new products.  Our internal budget and performance metrics reflect assumptions regarding timing of expenses and revenue related to R&D activities and our diversification efforts as well as targeted milestones regarding M&A. Since we are a smaller company, those assumptions may have a significant impact on the development of financial performance goals for each specific fiscal year.  If, as is often the case when aggressive goals are set, a new product development or diversification initiative remains in progress at the end of a fiscal year and continues into the following year, disclosure of the prior year’s goals would provide competitors significant insight into our R&D and M&A plans going forward.  For example, if revenue-based performance goals for a hypothetical Fiscal Year 1 are based on completing an acquisition in the third quarter of Year 1, but, for unrelated reasons, the transaction is still in negotiation in the first quarter of Year 2, disclosure of Year 1 target levels based on completion of the acquisition would provide both our competitors and counter-parties tremendous insight into our M&A strategy.  If we are still negotiating with a potential target, that target would have access to our expectations regarding their contributions to our results, causing us considerable harm in continuing price negotiations.  Also, disclosure of targeted prior year revenue and EBITDA levels based on targeted acquisitions and new product development, to the extent not substantially achieved, would provide competitors visibility into pending product releases and acquisition negotiations.

U.S. Securities and Exchange Commission
July 22, 2009

These concerns might not be as significant for large companies where individual R&D projects and add-on acquisitions may not have a great impact on such larger companies’ annual targets.  However, these issues are of grave concern to smaller companies such as Theragenics, since the scale of our operations makes it relatively easier for our competitors to isolate and tie quantitative target amounts to specific initiatives.  While there could be multiple variables that affect actual performance other than those related to our confidential business strategy, for a company of our size the impact of the timing and variability of events such as M&A and development initiatives are likely to have a far greater impact than other variables, especially for competitors who can compare our targets with their forecast for the same year.  To the extent that our targets are higher than what they would project based on their expectations regarding growth rates, competitors could deduce that we have new products in the pipeline that have been delayed, or that we expect to complete an acquisition.  If the variance is large, they will realize that a major acquisition is pending.  In either event, our competitors could use this information to develop competing products or undermine our on-going initiatives.

 To the extent that the Compensation Committee recommends using additional metrics for any specific year, we expect that revenue and EBITDA will generally comprise a significant portion of these goals. The concerns identified above and in our prior response would generally apply to other financial performance metrics as well.

Accordingly, we strongly believe that disclosure of historical financial performance targets would result in substantial competitive harm to our business.

Form 8-K filed June 2, 2009

4.
It appears you have omitted from Exhibit 10.1 to your Form 8-K filed June 2, 2009 the schedules listed on page iv of that exhibit.  Please re-file that exhibit with your next available filing to include all previously omitted schedules and attachments.

Response

We will re-file that exhibit in our next filing to include all previously omitted schedules and attachments.

Do not hesitate to contact us if you have questions or comments regarding our responses.

Sincerely,

/s/ Francis J. Tarallo
Francis J. Tarallo
Chief Financial Officer and Treasurer

cc: M. Christine Jacobs, Chief Executive Officer, Theragenics Corporation